SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE TO/A

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) or 13(e)(1) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                              Key Technology, Inc.
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                       (Name of Subject Company (Issuer))

                              Key Technology, Inc.
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                       (Name of Filing Person, the Issuer)

         Series B Convertible Preferred Stock, Par Value $0.01 Per Share
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                         (Title of Class of Securities)

                                    493143200
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                      (CUSIP Number of Class of Securities)

                                Thomas C. Madsen
                      Chairman and Chief Executive Officer
                              Key Technology, Inc.
                                150 Avery Street
                          Walla Walla, Washington 99362
                                 (509) 529-2161
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   (Name, Address And Telephone Number Of Person Authorized To Receive Notices
                 And Communications On Behalf Of Filing Persons)

                                 with a copy to:
                               Ronald L. Greenman
                                 Kurt W. Ruttum
                                 Tonkon Torp LLP
                          888 SW 5th Avenue, Suite 1600
                             Portland, Oregon 97204
                                 (503) 221-1440

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
                   Transaction Valuation* Amount of Filing Fee
                            $11,374,040.00 $2,274.81
--------------------------------------------------------------------------------


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           * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the exchange of all of the outstanding shares of Series B Convertible Preferred Stock, $0.01 par value. The amount of the filing fee is based upon the book value of the securities acquired pursuant to Rule 0-11.

           [X] Check the box if any part of the fee is offset as provided by Rule 0-11 (a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:   $2,274.81  Form or Registration Number: Schedule TO-I
Filing Party:             Issuer     Date Filed:                  April 25, 2002

           [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

           Check the appropriate boxes below to designate any transactions to which the statement relates:

           [ ]       third party tender offer subject to Rule 14d-1.

           [X] issuer tender offer subject to Rule 13e-4.

           [ ]       going private transaction subject to Rule 13e-3.

           [ ]       amendment to Schedule 13D under Rule 13d-2.

           [ ] Check the box if the filing is a final amendment reporting the results of a tender offer.

           This Amendment No. 3, filed June 28, 2002, amends and supplements the Tender Offer Statement filed on Schedule TO on April 25, 2002, Amendment No. 1 thereto filed on May 15, 2002, and Amendment No. 2 thereto filed on June 14, 2002, in connection with the offer (the "Exchange Offer") by Key Technology, Inc., an Oregon corporation (the "Company"), to exchange one share of its Series D Convertible Preferred Stock, $0.01 par value, for each outstanding share of its Series B Convertible Preferred Stock, $0.01 par value. The Exchange Offer is being made upon the terms and subject to the conditions contained in the Offering Memorandum dated April 25, 2002 and the related Letter of Transmittal, along with the Offering Memorandum Supplement dated May 15, 2002 (the "Supplement"). Neither Section 21E of the Securities Exchange Act of 1934, as amended, nor Section 27A of the Securities Act of 1933, as amended, as enacted by the Private Securities Litigation Reform Act of 1995, apply to statements made in connection with the Exchange Offer.

ITEM 11. ADDITIONAL INFORMATION

           On June 28, 2002, the Company further extended the Exchange Offer until 5:00 p.m., New York City time, on July 26, 2002.

           The text of a press release dated June 28, 2002, issued by the Company announcing the extension of the Exchange Offer, is filed as Exhibit
(a)(1)(xi) and is incorporated herein by reference.


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ITEM 12. EXHIBITS.

           Item 12 of the Schedule TO is hereby amended and supplemented as follows:

           (a)(1)(i)           Cover Letter to Series B Preferred Holders.*

           (a)(1)(ii)          Offering Memorandum dated as of April 25, 2002.*

           (a)(1)(iii)         Letter of Transmittal.*

           (a)(1)(iv)          Letter to Brokers, Dealers and other Nominees.*

           (a)(1)(v)           Form of Letter to Clients.*

           (a)(1)(vi)          Guaranteed Delivery Form.*

           (a)(1)(vii)         Offering Memorandum Supplement dated May 15,
                               2002.**

           (a)(1)(viii)        Cover Letter dated May 15, 2002 to Series B
                               Preferred Shareholders.**

           (a)(1)(ix) Transcript of Key's Second Quarter 2002 Earnings Conference Call held on April 25, 2002.**

           (a)(1)(x) Press Release announcing extension of the Exchange Offer issued by Key on June 14, 2002.***

           (a)(1)(xi) Press Release announcing further extension of the Exchange Offer issued by Key on June 28, 2002.

           (a)(2)              Not applicable.

           (a)(3)              Not applicable.

           (a)(4)              Not applicable.

           (a)(5)(i) Form of Certificate of Designation for Series D Preferred Stock.*

           (b)                 Not applicable.

           (d)                 Not applicable.

           (g)                 Not applicable.

           (h)                 Not applicable.
-----------------
*   Previously filed on April 25, 2002
**  Previously filed on May 15, 2002
*** Previously filed on June 14, 2002


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                                    SIGNATURE

           After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  By:    /s/ Thomas C. Madsen
                                  Name:  Thomas C. Madsen
                                  Title: Chairman and Chief Executive Officer

Dated: June 28, 2002


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                                  EXHIBIT INDEX

EXHIBIT NO.                DESCRIPTION
----------                 -----------
(a)(1)(xi)                 Press Release announcing further extension of the
                           Exchange Offer issued by Key on June 28, 2002.



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                                                          EXHIBIT NO. (a)(1)(xi)

Key Technology Announces Extension of Exchange Offer

    WALLA WALLA, Wash.--June 28, 2002--Key Technology, Inc. (Nasdaq:KTEC) announced today that it was extending the expiration date of its offer to exchange its outstanding Series B Convertible Preferred Stock for shares of newly authorized Series D Convertible Preferred Stock, until 5:00 p.m., New York City time, on July 26, 2002, unless further extended or withdrawn by the Company.
    The exchange offer was scheduled to expire on June 28, 2002.
    As of the close of business on June 28, 2002, approximately 293,892, or 25.83%, of the shares of Series B Convertible Preferred Stock had been validly tendered in connection with the exchange offer.
    The Company has extended the exchange offer to facilitate evaluation of the offer in the context of continued ongoing discussions with institutional lenders regarding a replacement secured credit facility that would provide additional liquidity for the Company.
    The terms of the exchange offer are contained in offering documents that are available to investors free of charge at the Securities and Exchange Commission's website at www.sec.gov. Shareholders should read these documents carefully because they contain important information. The exchange offer filing is also available through the Company's website at www.keyww.com/investor.cfm.
    Requests for assistance or for copies of the offering memorandum and the related letter of transmittal for the exchange offer should be directed to American Stock Transfer and Trust Company, the exchange agent, at 800/937-5449. This announcement is not an offer to sell any securities or a solicitation of any offer to buy any securities. The exchange offer will be made only by means of the written offering memorandum, as supplemented from time to time.

    Key Technology, Inc., headquartered in Walla Walla, Wash., is a worldwide leader in the design and manufacture of process automation systems for the food processing and industrial markets. The Company's products integrate electro-optical inspection and sorting, specialized conveying and product preparation equipment, which allow processors to improve quality, increase yield and reduce cost. Key has manufacturing facilities in Washington, Oregon and the Netherlands, and worldwide sales and service coverage.

    This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements in this release address future financial and operating results.
    The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements:

    -- acceptance of the Company's exchange offer at a sufficient rate to allow the Company to restructure or renew its credit facilities;

    -- the ability of the Company to successfully access the capital markets to restructure or renew its credit facilities;

    -- the effect of adverse economic conditions in markets served by the Company and the financial capacity of customers to purchase capital equipment;

    -- the ability of new products to compete successfully in either existing or new markets;

    -- increased competition and its effects on our product pricing and customer capital spending;

    -- risks involved in expanding international operations and sales; and

    -- risks associated with adverse fluctuations in foreign currency exchange rates.

    For a detailed discussion of these and other cautionary statements, please refer to the Company's filings with the Securities and Exchange Commission, particularly Exhibit 99.1 "Forward-Looking Statement Risk and Uncertainty Factors" to the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2001 and the Risk Factors section of the Company's Registration Statement on Form S-4, Post-Effective Amendment No. 3, filed August 17, 2001.

    Note: News releases and other information on Key Technology, Inc. can be accessed at www.keyww.com on the Internet.

    CONTACT: Key Technology, Inc., Walla Walla
             Ted R. Sharp, 509/529-2161


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